

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

February 23, 2010

Ms. Connie Cook
Treasurer
Arabian American Development Company
P.O. Box 1636
Silsbee, TX 77656

>   **Re: Arabian American Development Company**
>   **Form 10-K for the Fiscal Year Ended December 31, 2008**
>   **Filed March 16, 2009**
>   **Form 10-Q for the Fiscal Quarter Ended September 30, 2009**
>   **Filed November 6, 2009**
>   **Response letter dated January 8, 2010**
>   **File No. 1-33926**

Dear Ms. Cook:

We have reviewed your response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Year Ended December 31, 2008

Business, page 1

1.   We note your response to our prior comment 2 and reissue the comment in part. Please enhance your disclosure regarding your principal products and services, and provide an example of the revised disclosure. With regard to your principal competitor, please advise us as to your analysis of the following provision of Item 101(c)(x) of Regulation S-K: "Where … the registrant knows or has reason to know that one or a small number of competitors is dominant in the industry it shall be identified."

Management's Discussion and Analysis of Financial Conditions and Results of Operations, page 23

2.   We note your response to our prior comment 7 and reissue the comment. For example, you have not addressed in your response our comment regarding the causes of the changes in your petrochemical product sales, or our comment regarding a narrative description of the extent to which increases are attributable to increases in prices or to increases in the volume of goods sold.

3.   Please provide us with an example of the revised disclosure that complies with our prior comments 7, 8 and 9.

Directors and Executive Officers of the Registrant, page 38

4.   We note your response to our prior comment 11. Please provide us with an example of the revised disclosure that complies with such comment.

Executive Compensation, page 39

5.   We note your response to our prior comment 12 and reissue the comment in part. For example, please provide the disclosure required by Items 402(e), 402(j) and 402(k) of Regulation S-K. Please provide us with an example of such disclosure for our review. In addition, please address the following items in your response:

    •   You state in your proposed draft disclosure that you believe that the annual cash bonus helps to motivate management to achieve "key operational objectives" by rewarding the achievement of these "objectives." Please disclose the relevant objectives for the applicable fiscal year.

    •   We note that you calculate incentive compensation awards based on your performance as compared with performance in 2005, which you consider to be your "base year." Please explain why you have chosen to use 2005 as your "base year."

        In addition, we note that you have provided proposed draft disclosure for 2009. Please also provide draft disclosure with respect to your fiscal year ended December 31, 2008.

Certain Relationships and Related Transactions, page 45

6.   We note your response to our prior comment 14. Please provide us with an
        example of the revised disclosure that complies with such comment.

Exhibits

7.   We note your response to our prior comment 25 and your statement that you will
        include in future filings copies of the articles of association and bylaws forming
        AMAK, as well as any agreements with AMAK shareholders. Please provide us
        with a copy of each such document, as well as the following documents that are
        mentioned in your response to our prior comment 17:

        ● Definitive written agreement effective August 25, 2009 between the Company
        and Saudi investors;

        ● Memoranda of Understanding dated May 21, 2006 and June 10, 2006; and

        ● Any other material agreements that have not yet been filed as exhibits and that
        are related to the AMAK transactions.

        Also, with regard to any such documents that have not yet been filed as exhibits,
        please explain to us your analysis as to why such documents are not required to
        be filed as exhibits.

Financial Statements

Consolidated Balance Sheets, page F-5

8.   We have reviewed your response to prior comment 16 and your disclosure on
        page F-23 of your Form 10-K for the year ended December 31, 2008. Your
        response states that the costs were solely incurred to facilitate the transfer of your
        Saudi Mining interests to AMAK, which were necessary to enrich and protect the
        assets value. We note from your disclosure that these costs were paid for
        financial and legal services to a Saudi legal firm and a Saudi management
        consultant. It does not appear that these costs were paid for activities related to
        routine, ongoing efforts to refine, enrich, or otherwise improve upon the qualities
        of an existing product, service, process or facility pursuant to ASC Topic 720-15-
        15-4.c. Therefore, if you cannot demonstrate that these costs are scoped out of
        the start-up cost guidance pursuant to this provision or any of the other provisions
        in ASC Topic 720-15-15-4, you would be required to account for these costs as
        start-up costs, whereby all costs would be expensed as incurred. Please advise.

9. Your response to prior comment number 18 states that you recorded the investment in AMAK based on your historical cost in the Al Masane mining project. Please clarify how you determined that you properly accounted for your initial investment based on the lower of your carrying amount of your historical cost in the Al Masane mining project or the fair value of this asset that you contributed to the joint venture pursuant to ASC Topic 970-323-30-2 through 6, ASC Topic 323 and ASC Topic 325-20. Please clarify the method you used to calculate the fair value of your contributed assets and the results of such fair value calculation.

10. We have reviewed your response to prior comment 18 in our letter dated November 30, 2009, where you propose to account for the AMAK investment as a cost-method investment beginning August 2009. Tell us why you believe it was appropriate to have accounted for AMAK as an equity-method investment at December 31, 2008, and through August 2009.

    We note that if equity-method treatment was appropriate from December 31, 2008, through August 2009, then equity-method adjustments are required to be made for those accounting periods in accordance with the provisions APB 18. Additionally, separate audited financial statements for the investment are required in accordance with Regulation S-X, Rule 3-09.

11. Please further clarify why the four Board of Director members of AMAK that were appointed by you are unable to obtain GAAP financial information of AMAK or influence the project's management. Please tell us the reasons that AMAK management has provided you with regard to why they are unable or unwilling to provide you with financial information, considering you have 41% ownership of AMAK and hold four of the eight board seats.

12. Based upon your determination that you should account for the AMAX investment as a cost-method rather than an equity-method investment, it appears that your prior policy of accounting for the investment as an equity-method investment represented an accounting error, and a restatement of your applicable financial statements is required. As such, you should consider your obligations to:

    a. File necessary disclosure on Form 8-K, Item 4.02, promptly.
    b. Amend the applicable periodic filings to disclose the error in accounting policy.

   c. Reassess whether your disclosures regarding internal controls over financial reporting and disclosure controls and procedures should be amended as of the end of each applicable reporting period.

  We would suggest that you call us to discuss this further.

13. We note from your disclosure on page F-22 that you have been capitalizing amounts related to "labor, consulting services, and project administrative costs" each year presented to your Al Masane project. Please clarify the exact nature of these costs and how you determined that it is appropriate to capitalize such costs.

<u>Closing Comments</u>

  As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

  You may contact Sandy Eisen at (202) 551-3864 or Chris White, Branch Chief, at (202) 551-3761 if you have questions regarding comments on the financial statements and related matters. Please contact Norman Gholson at (202) 551-3237, Laura Nicholson at (202) 551-3584 or me at (202) 551-3745 with any other questions.

       Sincerely,

       H. Roger Schwall
       Assistant Director